UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Radius Global Infrastructure, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

750481103
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750481103	13G

1	NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⌧
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,766,762
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,766,762
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,766,762
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.82%*
12	TYPE OF REPORTING PERSON PN
* Based upon 58,425,000 shares of Class A Common Stock issued and outstanding on November 16, 2020 as reflected in the Form 10-Q of the Company for the quarterly period ended September 30, 2020, filed on November 16, 2020, and including 315,868 shares of Class A Common Stock issuable upon the exercise of Warrants held by the Reporting Persons. See Item 4.

CUSIP No. 750481103	13G

1	NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⌧
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,766,762
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,766,762
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,766,762
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.82%*
12	TYPE OF REPORTING PERSON PN
* Based upon 58,425,000 shares of Class A Common Stock issued and outstanding on November 16, 2020 as reflected in the Form 10-Q of the Company for the quarterly period ended September 30, 2020, filed on November 16, 2020, and including 315,868 shares of Class A Common Stock issuable upon the exercise of Warrants held by the Reporting Persons. See Item 4.

CUSIP No. 750481103	13G

1	NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⌧
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,766,762
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,766,762
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,766,762
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.82%*
12	TYPE OF REPORTING PERSON OO
* Based upon 58,425,000 shares of Class A Common Stock issued and outstanding on November 16, 2020 as reflected in the Form 10-Q of the Company for the quarterly period ended September 30, 2020, filed on November 16, 2020, and including 315,868 shares of Class A Common Stock issuable upon the exercise of Warrants held by the Reporting Persons. See Item 4.

 Item 1(a): Name of Issuer:

Radius Global Infrastructure, Inc. (the “Issuer”).

Item 1(b): Address of Issuer’s Principal Executive Offices:

660 Madison Avenue, Suite 1435, New York, NY 10065.

Item 2(a): Name of Person Filing:

This Schedule 13G is filed by:

(i) Monarch Alternative Capital LP (“MAC”), which serves as advisor to a variety of funds (such funds collectively, the “Funds”), with respect to shares of Class A Common Stock of the Issuer directly owned by the Funds;

(ii) MDRA GP LP (“MDRA GP”), which is the general partner of MAC, with respect to shares of Class A Common Stock indirectly beneficially owned by virtue of such position; and

(v) Monarch GP LLC (“Monarch GP”), which is the general partner of MDRA GP, with respect to shares of Class A Common Stock indirectly beneficially owned by virtue of such position.

MAC, MDRA GP and Monarch GP are sometimes collectively referred to herein as the “Reporting Persons.”

Item 2(b): Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is as follows:

c/o Monarch Alternative Capital LP
535 Madison Avenue
New York, New York 10022

Item 2(c): Citizenship:

MAC is a Delaware limited partnership. MDRA GP is a Delaware limited partnership. Monarch GP is a Delaware limited liability company.

Item 2(d): Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share  (“Class A Common Stock”).

Item 2(e): CUSIP Number

750481103

Item 3: If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

A.	☐ Broker or dealer registered under Section 15 of the Act,
B.	☐ Bank as defined in Section 3(a)(6) of the Act,

C.	☐ Insurance Company as defined in Section 3(a)(19) of the Act,

D.	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940,

E.	☒ Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

F.	☐ Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

G.	☒ Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

H.	☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

I.	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

J.	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

K.	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

Item 4: Ownership:

The beneficial ownership of each of the Reporting Persons as of December 31, 2019 is as follows:

A. MAC

(a) Amount beneficially owned: 5,766,762 (including 315,868 shares of Class A Common Stock issuable upon the exercise of Warrants)

(b) Percent of Class: 9.82%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 5,766,762 (including 315,868 shares of Class A Common Stock issuable upon the exercise of Warrants)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 5,766,762 (including 315,868 shares of Class A Common Stock issuable upon the exercise of Warrants)

B. MDRA GP

(a) Amount beneficially owned: 5,766,762 (including 315,868 shares of Class A Common Stock issuable upon the exercise of Warrants)

(b) Percent of Class: 9.82%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 5,766,762 (including 315,868 shares of Class A Common Stock issuable upon the exercise of Warrants)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 5,766,762 (including 315,868 shares of Class A Common Stock issuable upon the exercise of Warrants)

C. Monarch GP

(a) Amount beneficially owned: 5,766,762 (including 315,868 shares of Class A Common Stock issuable upon the exercise of Warrants)

(b) Percent of Class: 9.82%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 5,766,762 (including 315,868 shares of Class A Common Stock issuable upon the exercise of Warrants)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 5,766,762 (including 315,868 shares of Class A Common Stock issuable upon the exercise of Warrants)

The foregoing beneficial ownership amounts and corresponding percentages (i) are based upon 58,425,000 shares of Class A Common Stock issued and outstanding on November 16, 2020 as reflected in the Form 10-Q of the Issuer for the quarterly period ended September 30, 2020, filed on November 16, 2020, and (ii) assume the exercise of the 947,603 Warrants of the Issuer held by the Reporting Persons into 315,868 shares of Class A Common Stock (assuming a conversion ratio of three (3) Warrants to one (1) share of Class A Common Stock).

Item 5: Ownership of Five Percent or Less of a Class:

N/A

Item 6: Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

See Exhibit 99.1

Item 8: Identification and Classification of Members of the Group:

N/A

Item 9: Notice of Dissolution of Group:

N/A

Item 10: Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2021	MONARCH ALTERNATIVE CAPITAL LP By: MDRA GP LP, its General Partner By: Monarch GP LLC, its General Partner By: /s/ Michael Weinstock Name: Michael Weinstock Title: Chief Executive Officer
Dated: February 10, 2021	MDRA GP LP By: Monarch GP LLC, its General Partner By: /s/ Michael Weinstock Name: Michael Weinstock Title: Member
Dated: February 10, 2021	MONARCH GP LLC By: /s/ Michael Weinstock Name: Michael Weinstock Title: Member